Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Joanne R. Soslow
Partner
215.963.5262 jsoslow@morganlewis.com

September 11, 2012

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn:	Sharon Blume
Benjamin Phippen

Re:	Susquehanna Bancshares, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 29, 2012 (the “Form 10-K”)
Form 10-Q for the Quarterly Period ended March 31, 2012
Filed May 9, 2012 (the “first quarter Form 10-Q”)
File No. 001-33872

Dear Ms. Blume:

On behalf of Susquehanna Bancshares, Inc. (the “Company” or “Susquehanna”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 16, 2012 to Drew K. Hostetter, Chief Financial Officer of the Company, with respect to the above referenced filings with the Commission by the Company. For your convenience, we have set forth below each of the Staff’s comments in italics, followed by the Company’s responses.

United States Securities and Exchange Commission September 11, 2012 Page 2

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Provision and Allowance for Loan and Lease Losses, page 37

1.	Please revise future filings to include a discussion of how your accounting for acquired loans impacts your credit metrics and trends considering that you have reduced the carrying value of these loans to the fair value during purchase price accounting. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Additionally, in all of your relevant disclosures, please revise future filings to clearly disclose if these loans are included in the credit quality disclosures (e.g., non-accrual, non-performing, impaired, classified loans, etc) as well as whether there is any associated allowance for loan losses, and in these cases, quantifying the associated amounts.

In future filings the Company will include additional disclosure regarding the impact of the Company’s accounting for acquired loans on the Company’s metrics and trends, and will specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions, and will clarify disclosures regarding the exclusion of acquired loans from credit quality disclosures, as well as whether there is any associated allowance for loan costs and, if there is, the Company will quantify those amounts.

Specifically, the Company will include disclosure similar to the additional disclosures included in the Form 10-Q that not only addressed the additional requested disclosures but also segregated the acquired loans in all relevant categories consistent with the Company’s credit quality indicators (please see Note 4 to the Company’s Consolidated Financial Statements beginning on page 18 and Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 51 of the Company’s first quarter Form 10-Q) . In addition, attached as Exhibit 1 is a revised Note 1 to the Company’s Consolidated Financial Statements that further addresses Comment 1 and Comment 3.

Financial Statements

General

2.	We note your disclosure on page 19 that under certain representations and warranties you may be required to repurchase or indemnify mortgage loan purchasers due to breaches of representations and warranties, borrower fraud, or certain borrower defaults. To the extent you believe your exposure is material, please consider revising future filings to:

•	Disclose the methodology used to estimate the reserves related to the above exposures.

United States Securities and Exchange Commission September 11, 2012 Page 3

•	Discuss the level and type of recourse claims, if any, you have received, as well as any trends identified, and your “success rate” in avoiding paying claims.

•	Disclose the time limit of your recourse obligation and any trends.

•	Provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued at March 31, 2012 and December 31, 2011.

On a quarterly basis, the Company evaluates its potential repurchase obligation for legacy loans originated and sold to third parties in accordance with ASC 450-20-50, Loss Contingencies – Disclosure. The evaluation is based on our historical experience with our legacy portfolio of sold mortgages on which there have only been immaterial repurchase requests, as well as knowledge of the underwriting standards and processes in place at the time of the origination of the loans. Specifically for loans originated from 2008 through 2012 the Company estimates the cumulative losses to be less than $250,000 on a total volume sold to third parties of $1.7 billion during the same period. Based on this evaluation, we determined that a repurchase loss contingency is not appropriate at March 31, 2012 or December 31, 2011. However, the Company will continue this evaluation process and in future filings will provide the additional requested disclosures in the event the potential repurchase obligations become material.

With respect to assumed repurchase obligation loss contingencies, as discussed on page 19 of the Form 10-K, there is a repurchase obligation related to loans originated and sold by the American Home Bank Division (“AHB Division”) of Graystone Tower Bank. This contingency was identified, valued, and recorded when the Company allocated the purchase price for Tower Bancorp, Inc. (“Tower”) on the acquisition date. The fair value of the acquired repurchase obligation loss contingency was measured by applying the provisions of ASC 820, Fair Value Measurements and Disclosures. While the fair value of the repurchase obligation was calculated and recorded for the purpose of allocating the purchase price of Tower, it was determined by management to be immaterial for presentation and disclosure purposes.

Note 1. Summary of Significant Accounting Policies - Acquired Loans, page 79

3.	Please revise your disclosure in future filings to more clearly explain how you determine whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30. In addition, clearly disclose your accounting policies for establishing and assembling any pools of loans which were subject to this accounting model as well as the parameters for each of the pools created for loans acquired.

In future filings the Company will clearly explain the criteria used to determine if a loan is within the scope of ASC 310-30 and the process used to establish and assemble pools of acquired loans, as well as the parameters for each of the pools created for loans acquired. Exhibit 1 includes revised Note 1 disclosures relating to the Company’s accounting policy for acquired loans.

United States Securities and Exchange Commission September 11, 2012 Page 4

Note 5. Loans and Leases, page 92

4.	We note your disclosure of impaired loans on page 96 includes the unpaid principal balance of impaired loans, related charge-offs and allowance, average unpaid principal balance and interest income recognized. Based on your disclosures and the guidance provided in ASC 310-10-50-15, it appears the columns labeled “unpaid principal balance” and “average unpaid principal balance” should be labeled “recorded investment in impaired loans” and “average recorded investment in impaired loans”. Please explain and consider the need to revise future filings accordingly and to add a separate column quantifying the unpaid principal balance of these loans.

In future filings the Company will revise the tables presented on pages 24 and 25 of the first quarter Form 10-Q, to use labels based on recorded investment, as suggested by the comment. The Company also will include a column for “Unpaid Principal Balance” as the Company believes this addition will provide relevant information to the readers of the Company’s consolidated financial statements.

5.	Please revise future filings to present a roll forward of performing and nonperforming TDR’s for each period presented. In addition, revise future filings to include an enhanced discussion of your modifications, including quantification of the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and a qualitative and quantitative discussion of your success with each of these different types of concessions.

In future filings, the Company will present the following tables: 1) TDR’s by class segment, disaggregated by accruing and non-accruing status; and, 2) a roll forward of accruing TDR’s detailing the activity of TDR’s for the periods presented. In addition, the Company will revise its existing TDR modification table, for each period presented, to quantify the types of modifications made by loan type, and present a table exhibiting the on-going performance of the TDR’s after the various modifications were made. Attached as Exhibit 2 are examples of the anticipated updated disclosures and includes tables in “shell format” until the Company implements the data collection procedures necessary to complete the tables. The Company anticipates the procedures will be in place prior to the filing of the Form 10-Q for the period ending September 30, 2012.

* * * * * * * * * * * * * * * * * * * * * * * * * * *

United States Securities and Exchange Commission September 11, 2012 Page 5

Susquehanna respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (215) 963-5262 or Benjamin Wills at (215) 963-5541.

Sincerely,

/s/ Joanne R. Soslow

Joanne R. Soslow

Morgan, Lewis & Bockius LLP

cc:	Drew K. Hostetter (Susquehanna Bancshares, Inc.)

Lisa M. Cavage, Esq. (Susquehanna Bancshares, Inc.)

William J. Reuter (Susquehanna Bancshares, Inc.)

United States Securities and Exchange Commission September 11, 2012 Page 6

Exhibit 1

The following is a revised “Acquired Loans” disclosure to be used in the future in Note 1 to the Company’s Consolidated Financial Statements that addresses Staff Comments 1 and 3. Items in bold are revised disclosures.

Acquired Loans. Acquired loans are initially recorded at their acquisition date fair values. The carryover of allowance for loan losses is prohibited as any credit losses in the loans are included in the determination of the fair value of the loans at the acquisition date. Fair values for acquired loans are based on a discounted cash flow methodology that involves assumptions and judgments as to credit risk, default rates, loss severity, collateral values, discount rates, payment speeds, prepayment risk, and liquidity risk.

As part of its acquisition due diligence process, Susquehanna reviewed the acquired institutions’ loan grading system and the associated risk ratings of loans. In performing this review, Susquehanna considers cash flows, debt service coverage, delinquency status, accrual status, and collateral for the loan. Where necessary, Susquehanna’s loan review group developed or updated the risk ratings on the acquired loans. This process allows Susquehanna to clearly identify the population of acquired loans that had evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that Susquehanna will be unable to collect all contractually required payments. All loans identified by Susquehanna as substandard or non-performing were considered to be within the scope of ASC 310-30, Loan and Debt Securities Acquired with Deteriorated Credit Quality and are identified as “Acquired Impaired Loans” in the Acquisitions Note.

For the acquisition of Tower Bancorp, Inc. (“Tower”) on February 17, 2012, Susquehanna aggregated purchased impaired loans into six pools based on loan type. The individual pools were then accounted for as a single asset with a composite interest rate and an aggregate expectation of cash flows. For all acquired impaired loans, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized into interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable discount. The non-accretable discount represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require Susquehanna to evaluate the need for an allowance for loan losses on these loans. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the non-accretable discount which Susquehanna then reclassifies as an accretable discount that is recognized into interest income over the remaining life of the loan using the interest method. Susquehanna’s evaluation of the amount of future cash flows that it expects to collect is performed in a similar manner as that used to determine its allowance for loan losses. Charge-offs of the principal amount on acquired loans would be first applied to the non-accretable discount.

United States Securities and Exchange Commission September 11, 2012 Page 7

On the date of acquisition, acquired credit-impaired loans are initially recognized at fair value, which incorporates the present value of amounts estimated to be collectible. Such acquired credit-impaired loans are not classified as 90 days past due and still accruing, or nonaccrual, even though they may be contractually past due, because we expect to fully collect the recorded investment of such loans.

As a result of the application of this accounting methodology, certain credit-related ratios of Susquehanna, including, for example, the growth rate in non-performing assets, may not necessarily be directly comparable with periods prior to the acquisition of the credit-impaired loans, or with credit-related ratios of other financial institutions.

For acquired loans that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value and amortized over the life of the asset. Subsequent to the purchase date, the methods used to estimate the required allowance for loan losses for these loans is similar to originated loans.

United States Securities and Exchange Commission September 11, 2012 Page 8

Exhibit 2

The following table presents Troubled Debt Restructurings (TDR), by class segment:

	September 30, 2012	December 31, 2011
Commercial, financial, and agricultural
Real estate - construction
Real estate secured - residential
Real estate secured - commercial
Consumer

Total accruing TDRs
Nonaccrual TDRs (1)

Total TDRS

(1)	Included within nonaccrual loans in table detailing financial receivables that are nonaccuring.

The following table provides detail of TDR balances and activity for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Accruing TDRs, beginning of period
New TDR Status
Paydowns
Charge-offs post modification
Transfer to nonaccrual, past due 90 days or greater
Other reductions (1)

Accruing TDRs, end of period

(1)	Other reductions include change in TDR status.

United States Securities and Exchange Commission September 11, 2012 Page 9

The table below summarizes the Company’s loan modification activities that were considered troubled debt restructurings for the three months ended September 30, 2012.

	Recorded Investment			Financial effects of modification
Three months ended September 30, 2012	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment(1)	Interest(2)
Troubled Debt Restructurings
Commercial, financial, and agricultural
Principal deferral
Interest Rate reduction
Other (3)
Combination of modification types
Real estate - construction
Principal deferral
Interest Rate reduction
Other (3)
Combination of modification types
Real estate secured - residential
Principal deferral
Interest Rate reduction
Other (3)
Combination of modification types
Real estate secured - commercial
Principal deferral
Interest Rate reduction
Other (3)
Combination of modification types
Consumer
Principal deferral
Interest Rate reduction
Other (3)
Combination of modification types
Legacy loans
Acquired loans

(1)	Financial effects impacting the recorded investment include principal payments or advances, charge-offs, and capitalized interest and escrow arrearages.
(2)	Represents the reduction of original interest income related to the concessions.
(3)	Other – definition to be determined based upon types of modifications granted by Susquehanna.

United States Securities and Exchange Commission September 11, 2012 Page 10

The following table presents the performance of new TDR’s for the nine months ended September 30, 2012 and the year ended December 31, 2011.

	Nine months ended September 30, 2012 New TDRs	% Performing	% Nonperforming
Principal deferral
Interest Rate reduction
Other
Combination of modification types

Total

	Year ended December 31, 2011 New TDRs	% Performing	% Nonperforming
Principal deferral
Interest Rate reduction
Other
Combination of modification types

Total

Susquehanna Bancshares, Inc. 26 North Cedar Street Lititz, PA 17543-7000 Tel 717-626-4721 Fax 717-626-1874

September 11, 2012

VIA EDGAR AND EMAIL

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn:	Sharon Blume
Benjamin Phippen

Re:	Susquehanna Bancshares, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarterly Period ended March 21, 2012
Filed May 9, 2012
File No. 001-338721

Dear Ms. Blume:

In connection with your letter dated July 16, 2012 to Drew K. Hostetter, Chief Financial Officer of Susquehanna Bancshares, Inc. (the “Company”), with respect to the above referenced filings with the Securities and Exchange Commission (the “Commission”) by the Company, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission September 11, 2012 Page 2

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

SUSQUEHANNA BANCSHARES, INC.

By:	/s/ Drew K. Hostetter
Name:	Drew K. Hostetter
Title:	Executive Vice President and Chief Financial Officer